UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. Seven)*


                            Integrated Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45812M104
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                                 (CUSIP Number)




        Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

                                  Vinita Gupta

CUSIP No.  45812M104                  13G                      Page 2 of 4 Pages

--------------------------------------------------------------------------------
(1)    NAMES OF REPORTING  PERSON
       S.S. or I.R.S.  Identification  No. of Above Person

        Vinita Gupta                  ###-##-####
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)     [ ]
                                                          (b)     [x]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------

                     (5)    SOLE VOTING POWER

                            0
    NUMBER OF        ----------------------------------------------------------
     SHARES          (6)    SHARED VOTING POWER
  BENEFICIALLY              4,720,200  shares
   OWNED  BY                (beneficial ownership of 1,000,000 of  these  shares
      EACH                   is disclaimed)
   REPORTING         ----------------------------------------------------------
     PERSON          (7)    SOLE DISPOSITIVE POWER
      WITH
                            0
                     ----------------------------------------------------------
                     (8)    SHARED DISPOSITIVE POWER
                            4,720,200 shares
                            (beneficial ownership of 1,000,000 of  these  shares
                             is disclaimed)
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,759,992* shares (beneficial ownership of 1,000,000 of these shares is disclaimed)
       39,792 of these shares are subject to options that are exercisable within 60 days of December 31, 1997
--------------------------------------------------------------------------------
(10)   CHECK [ ] IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN  SHARES*

       N/A
--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       20.4%

--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.  45812M 10 4          13G                           Page 3 of 4 Pages

ITEM 1.  ISSUER'S NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:

         (a)      Integrated Systems, Inc.
         (b)      201 Moffett Park Drive, Sunnyvale, CA 94089

ITEM 2.  INFORMATION CONCERNING PERSON FILING:

         (a)      Vinita Gupta
         (b)      1252 Canada Road, Woodside, California 94062
         (c)      U.S.A.
         (d)      Common Stock
         (e)      45812M 10 4

ITEM 3.  STATUS OF PERSON FILING:

                  Not applicable.

ITEM 4.  OWNERSHIP:

         (a)      4,759,992 shares*  **
         (b)      20.4%
         (c)      (i)  0 shares*
                  (ii)  4,720,200 shares*
                  (iii)  0 shares*
                  (iv)  4,720,200 shares*

                  * Beneficial ownership of all or some of these shares
                    is disclaimed as set forth on page 2 of this statement.

                  ** 39,792 shares are subject to options that are exercisable within 60 days of December 31, 1997.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF  ANOTHER PERSON:


                  (a) As of December 31, 1997, 3,720,200 of the shares were held in the joint names of the filing person and her spouse, Naren Gupta.

                  (b) As of December 31, 1997, 1,000,000 of the shares were held in trust for the benefit of the filing person's children. The filing person, her spouse and a third party, Kalyan Dutta, are trustees of the trust.

CUSIP No.  45812M 10 4          13G                           Page 4 of 4 Pages


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY:

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF GROUP:

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10. CERTIFICATION:

                  Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 2/10/98
                                            -------------------------
                                            Date


                                            /s/ Vinita Gupta
                                            -------------------------
                                            Signature


                                            Vinita Gupta
                                            -------------------------
                                            Name/Title